Kathleen Werner
Partner
DIRECT TEL +1 212 878 8526
DIRECT FAX +1 212 878 8375
kathleen.werner@cliffordchance.com

October 24, 2006
VIA EDGAR
Ms. Elaine Wolff
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Corporate Property Associates 14 Incorporated
CPA:14 Holdings Inc.
Amendment No. 4 to the Registration Statement on Form S-4
Filed October 24, 2006
File No. 333-136031
Dear : Ms. Wolff:
On behalf of our clients, Corporate Property Associates 14 Incorporated (“CPA®:14”), a Maryland corporation and CPA:14 Holdings Inc. (“Holdings”), a Maryland corporation (together, the “Company”), set forth below is the response of the Company to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained on the Staff’s letter dated October 24, 2006 (the “October 24 Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-4 (File No. 333-136031) and the joint proxy statement/prospectus, which is a part thereof (the “Prospectus”), filed by the Company on July 25, 2006, as amended by Amendment No. 1 thereto, filed on September 15, 2006, Amendment No. 2 thereto, filed on October 6, 2006 and Amendment No. 3 thereto, filed on October 20, 2006. The responses to the Staff’s comments are set out in the order in which the comments were set out in the October 24 Letter and are numbered accordingly.
We have enclosed with this letter a marked copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

Ms. Elaine Wolff October 24, 2006	Page 2
General
1.	We note the limitations on reliance by shareholders on page C-3 of the fairness opinion of Stifel Nicolaus that “this letter is solely for the information of the Special Committee in its evaluation of the Sale, the Merger and the Transaction, and is not to be relied upon by any stockholder of CPA12 or CPA14, including the Stockholders or any other person or entity.” Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Stifel Nicolaus’ belief that shareholders cannot rely upon the opinion to support any claims against Stifel Nicolaus arising under the applicable state law (e.g. the inclusion of an express disclaimer in Stifel Nicolaus’ engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such state-law defense to Stifel Nicolaus would have no effect on the rights and responsibilities of either Stifel Nicolaus or the Board of Directors under the federal securities laws.

In response to the Staff’s comment, the limitation on reliance by shareholders on page C-3 of the fairness opinion of Stifel Nicolaus has been deleted. The opinion is being re-delivered with the original date of June 29, 2006 because the change being made is solely to correct and remove the limitation on the ability of shareholders to rely on the opinion and does not impact the conclusion of the opinion with regard to the fairness of the transactions.
Sincerely,
/s/ Kathleen Werner
Kathleen Werner
Enclosures

cc:	Douglas Barzelay
Judith D. Fryer
Thomas Wilkin